Exhibit I
CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES ELECTION OF NEW DIRECTOR
ATHENS, Greece, November 15, 2011, Capital Product Partners L.P. (Nasdaq:CPLP) announces that at its Annual General Meeting for Limited Partners held in Piraeus earlier today Pierre de Demandolx-Dedons was elected to act as Class I Director until the 2014 Annual Meeting of Limited Partners of the Partnership. He replaces Mr Robert Curt who stood down after a four year service to the Board of the Partnership. No other actions were taken at the meeting.
Mr. Ioannis Lazaridis, Chief Executive and Chief Financial Officer of the Partnership’s General Partner commented: “We thank Mr. Curt for his service the past four years and wish him all the best in his future endeavors. We are also very pleased to welcome Mr. Demandolx-Dedons to our Board and look forward to working with him.”
Mr. de Demandolx Dedons has been involved in the shipping industry in various capacities for over forty years and since 1997 has been primarily a shipping consultant. From 1984 to 1997, Mr. de Demandolx Dedons was employed by Groupe WORMS & Cie, a French financial, insurance and transportation company, where he held several positions in the organization, including Deputy General Manager of Cie Navale Worms (which became Compagnie Nationale De Navigation in 1986) and General Manager in charge of Finance—Tankers and Offshore, a position he held from 1991 to 1996. From 1986 to 2004, Mr. de Demandolx Dedons was a member of the board of directors of UK P&I Clubs. Prior to this involvement, from 1975 to 1984, Mr. de Demandolx Dedons was active in the French Shipowners’ Association in Paris, serving as its Deputy General Manager from 1975 to 1977 and as its General Manager from 1977 to 1984. During this time he was active on the boards of ICS and ISF. From 1965 to 1975 he was a civil servant in the French Ports Authorities. He currently sits on a number of boards of directors both in Europe and the United States, including Seacor Holdings Inc., a company listed on the NYSE. Prior to joining the Partnership’s Board, Mr. de Demandolx Dedons served as a director of Crude Carriers Corp. and Capital Maritime & Trading Corp.
About Capital Product Partners L.P.
Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. The Partnership currently owns 27 vessels, including two VLCCs (Very Large Crude Carriers), four Suezmax crude oil tankers, 18 modern MR tankers, two small product tankers and one capesize bulk carrier. Most of its vessels are under medium- to long-term charters to BP Shipping Limited, Overseas Shipholding Group, Petrobras, Arrendadora Ocean Mexicana, S.A. de C.V., Cosco Bulk Carrier Co. Ltd and Capital Maritime & Trading Corp.
For more information about the Partnership, please visit our website: www.capitalpplp.com.
Forward-Looking Statements
The statements in this press release that are not historical facts may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.